                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                               Fresh Choice, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    358032100
                                    ---------
                                 (CUSIP Number)

                             ADAM W. FINERMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2004
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

------------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 2 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                COUCHMAN PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                  1,176,920
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,176,920
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,176,920
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 3 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                           COUCHMAN CAPITAL LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                  1,176,920
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,176,920
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,176,920
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 4 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                              JONATHAN COUCHMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                  1,176,920
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,176,920
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,176,920
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 5 of 11 Pages
-----------------------                                    ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement  relates  to shares of the Common  Stock,  $.001 par value (the  "Shares"),  of Fresh  Choice,  Inc.  (the  "Issuer").  The principal executive offices of the Issuer are located at 485 Cochrane Circle, Morgan Hill,
California 95037.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement  is jointly  filed by  Couchman  Partners,  L.P.
("CP"), Couchman Capital LLC ("CC"), and Jonathan Couchman (together with CP and
CC, the "Reporting  Persons").  Because Jonathan  Couchman is the sole member of the  Management  Board of CC,  which in turn is the  general  partner of CP, the
Reporting  Persons  may be  deemed,  pursuant  to Rule  13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all
Shares of the Issuer  held by CP. The  Reporting  Persons  are filing this joint statement,  as they may be considered a "group"  under  Section  13(d)(3) of the
Act.  However,  neither the fact of this filing nor  anything  contained  herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

            (b) The principal  business address of CP is c/o Hedge Fund Services
(BVI)  Limited,  James Frett  Building,  PO Box 761,  Wickhams Cay 1, Road Town,
Tortola,  British Virgin Islands.  The principal  business address of CC and Mr.
Couchman is 800 Third Avenue, 31st Floor, New York, New York 10022.

            (c) The  principal  business of CP is investing in  securities.  The principal  business of CC is acting as the general  partner of CP. The principal occupation of Mr. Couchman is investing in securities.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CP is a British  Virgin  Islands  limited  partnership.  CC is a
Delaware limited liability company. Jonathan Couchman is a citizen of the United
States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 1,176,920 Shares owned by CP is approximately $529,850,  including brokerage commissions. The Shares owned by CP were acquired with the working capital of CP.

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 6 of 11 Pages
-----------------------                                    ---------------------

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth  herein.  CP intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with management  and the Board of Directors of the Issuer  concerning  the  business, operations  and  future  plans  of the  Issuer.  Depending  on  various  factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities markets and general  economic  and industry  conditions,  CP may in the future take such actions with  respect to its  investment  in the Issuer as it deems  appropriate including, without limitation, seeking Board representation, making proposals to the Issuer  concerning  changes to the  capitalization,  ownership  structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  6,017,190  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q filed with the Securities and Exchange Commission on April 21, 2004.

            As of the close of business on July 21, 2004, CP beneficially  owned
1,176,920 Shares, constituting approximately 19.6% of the Shares outstanding. As the general  partner of CP, CC may be deemed to  beneficially  own the 1,176,920
Shares owned by CP, constituting  approximately 19.6% of the Shares outstanding.
As the sole member of the  Management  Board of CC, which in turn is the general partner of CP, Mr.  Couchman  may be deemed to  beneficially  own the  1,176,920
Shares owned by CP, constituting  approximately 19.6% of the Shares outstanding.
Mr. Couchman has sole voting and dispositive power with respect to the 1,176,920
Shares  owned by CP by  virtue  of his  authority  to vote and  dispose  of such
Shares.

            (b) By virtue of his positions with CP and CC, Mr.  Couchman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 7 of 11 Pages
-----------------------                                    ---------------------

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.    Joint Filing Agreement by and among Couchman  Partners,  L.P.,
                  Couchman  Capital LLC and  Jonathan  Couchman,  dated July 22,
                  2004.

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 8 of 11 Pages
-----------------------                                    ---------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2004                   COUCHMAN PARTNERS, L.P.

                                        By: Couchman Capital LLC
                                            General Partner

                                        By: /s/ Jonathan Couchman
                                            -------------------------
                                            Jonathan Couchman
                                            Member of Management Board

                                        COUCHMAN CAPITAL LLC

                                        By: /s/ Jonathan Couchman
                                            -------------------------
                                            Jonathan Couchman
                                            Member of Management Board

                                        /s/ Jonathan Couchman
                                        -----------------------------
                                        JONATHAN COUCHMAN

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                     Page 9 of 11 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per                   Date of
       Purchased                     Share($)                   Purchase
       ---------                     --------                   --------

                             COUCHMAN PARTNERS, L.P.
                             -----------------------
        68,000                        .4162                      7/12/04
       288,700                        .4065                      7/12/04
        74,499                        .5785                      7/13/04
        43,370                        .6066                      7/13/04
        20,030                        .5998                      7/14/04
        46,388                        .5335                      7/14/04
        31,988                        .4315                      7/15/04
        35,100                        .4234                      7/16/04
        16,625                        .4078                      7/16/04
         5,000                        .4100                      7/19/04
       237,200                        .3887                      7/19/04
       102,000                        .4294                      7/20/04
       158,020                        .4514                      7/20/04
        50,000                        .4890                      7/21/04

                              COUCHMAN CAPITAL LLC
                              --------------------
                                      None

                                JONATHAN COUCHMAN
                                -----------------
                                      None

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                    Page 10 of 11 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX
                                  -------------

       Exhibit                                                            Page
       -------                                                            ----

1.     Joint  Filing   Agreement   by  and  among   Couchman               11
       Partners,  L.P.,  Couchman  Capital LLC and  Jonathan
       Couchman, dated July 22, 2004.

-----------------------                                    ---------------------
CUSIP No. 358032100                   13D                    Page 11 of 11 Pages
-----------------------                                    ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated July 22,
2004  (including  amendments  thereto) with respect to the Common Stock of Fresh
Choice,  Inc. This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:  July 22, 2004                   COUCHMAN PARTNERS, L.P.

                                        By: Couchman Capital LLC
                                            General Partner

                                        By: /s/ Jonathan Couchman
                                            -------------------------
                                            Jonathan Couchman
                                            Member of Management Board

                                        COUCHMAN CAPITAL LLC

                                        By: /s/ Jonathan Couchman
                                            -------------------------
                                            Jonathan Couchman
                                            Member of Management Board

                                        /s/ Jonathan Couchman
                                        -----------------------------
                                        JONATHAN COUCHMAN